SCHEDULE 13G

Exhibit 99.1

Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G individually and as a trustee of the W.K. Kellogg Foundation Trust and submits this exhibit as proof of its agreement with the other persons named below:

W.K. Kellogg Foundation Trust

W.K. Kellogg Foundation

James M. Jenness

La June Montgomery Tabron

Wenda W. Moore